CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	NZD 300,000,000	$ 33,558.50

*Reflects an exchange rate of US$0.8201=NZD$1, as per the rate of exchange in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for March 8, 2013.

PROSPECTUS Dated December 5, 2012	Pricing Supplement Number: 5983 Filed Pursuant to Rule 424(b)(2)
PROSPECTUS SUPPLEMENT Dated January 3, 2013	Dated March 14, 2013 Registration Statement: No. 333-178262

General Electric Capital Corporation

Global Medium Term Notes, Series A

(Senior Unsecured Fixed Rate Notes)

Investing in these notes involves risks. See “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission and in the Prospectus and Prospectus Supplement pursuant to which these notes are issued.

Issuer:	General Electric Capital Corporation
Instrument:	NZD Fixed Rate Senior Unsecured Notes
Issue Amount:	NZD 300,000,000 taking the total outstanding issue size to NZD 600,000,000
Status:	Senior, unsecured obligations of the Issuer
Maturity Date:	17th January 2018
Launch Date:	March 14, 2013
Settlement Date:	March 21, 2013 (T+5)
Coupon:	4.25%
Benchmark:	NZGB 6.00% due 15 December 2017
Benchmark Yield:	3.12 percent per annum
Re-Offer Spread:	NZGB 6.00% due 15 December 2017 + 137.7 bps | Semi / qtrly ASW + 100 bps
Re-Offer Yield:	4.497% semi-annual
Re-Offer Price:	98.934% (including accrued interest)
Accrued Interest:	0.7396% (NZD 2,218,922.65) (63 days)
Fees:	0.325%
All-in Price:	98.609% (including 63 days of accrued interest from January 17, 2013 to the Settlement Date of March 21, 2013)
Net Proceeds:	NZD 298,045,922.65 (including 63 days of accrued interest from January 17, 2013 to the Settlement Date of March 21, 2013)

Page 2 Filed Pursuant to Rule 424(b)(2) Dated March 14, 2013 Registration Statement No. 333-178262

Coupon Payment Dates:	Each January 17th and July 17th, commencing July 17th, 2013 and ending on the Maturity Date
Day Count:	Act/Act (ICMA)
Business Days:	New York and Wellington
Governing Law:	New York
Form and Documentation:	Registered notes under the Issuer’s Global MTN Program
Business Day Convention:	Following Unadjusted
Denominations:	NZD 5,000 and integral multiples of NZD 5,000 in excess thereof
Call Dates (if any):	Not Applicable
Call Notice Period:	Not Applicable
Put Dates (if any):	Not Applicable
Put Notice Period:	Not Applicable
Clearing and Settlement:	Euroclear and Clearstream
ISIN:	XS0876185876

Plan of Distribution:

Institution	Commitment
Lead Managers:
Australia and New Zealand Banking Group Limited	$150,000,000
TD Securities	$150,000,000
Total	$300,000,000

The Issuer has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Page 3 Filed Pursuant to Rule 424(b)(2) Dated March 14, 2013 Registration Statement No. 333-178262

Additional Information

Reopening of Issue

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuer’s issue of NZD 300,000,000 aggregate principal amount of Senior Unsecured Fixed Rate Notes due January 17, 2018 as described in the Issuer’s pricing supplement number 5843 dated January 10, 2013 (the “Prior Issuance”).

Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer, and therefore, to the extent it intends to effect any sales of the notes in the United States, it will do so through ANZ Securities, Inc. or another U.S. registered broker-dealer in accordance with the applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Investors should read the discussion under “United States Tax Considerations” in the accompanying prospectus supplement and note, in particular, the tax consequences of investing in notes denominated in a currency other than U.S. dollars. For U.S. federal income tax purposes, the notes will be treated as issued in a “qualified reopening” of the Prior Issuance and, accordingly, the notes will not have original issue discount.  However, holders of notes may have “market discount”, which is treated in the manner described under “United States Tax Considerations—Market Discount” in the accompanying prospectus supplement. In addition, if a U.S. holder (as defined in the prospectus supplement) recognizes a loss upon a sale, exchange or retirement of a note above certain thresholds, the holder may be required to file a disclosure statement with the Internal Revenue Service.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

Legal Matters:

In the opinion of Fred A. Robustelli, as counsel to the Company, when the securities offered by this prospectus supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the rights and remedies of creditors generally, including, without limitation, the effect of statutory or other laws regarding fraudulent transfers or preferential transfers, and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies, regardless of whether enforceability is considered in a proceeding of equity or law, provided that such counsel expresses no opinion as to the effect of any waiver of stay, extension or usury laws or provisions relating to indemnification, exculpation or contribution, to the extent that such provisions may be held unenforceable as contrary to federal or state securities laws, on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 1, 2011, which has been filed as Exhibit 5.1 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on December 1, 2011.